UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Eneti Inc.

(Name of Subject Company)

Cadeler A/S
(Offeror)

(Name of Filing Person)

Common stock, par value $0.01 per share

(Title of Class of Securities)

Y2294C107

(CUSIP Number of Class of Securities)

Puglisi & Associates

850 Library Ave., Suite 204

Newark, DE 19711

Tel.: (302)-738-6680

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Connie I. Milonakis Davis Polk & Wardwell London LLP 5 Aldermanbury Square London, EC2V 7HR United Kingdom Tel.: +44-20-7418-1327	Emanuele Lauro Eneti Inc. L’Exotique 99 Boulevard Jardin Exotique 98000 Monaco Tel: +377-9798-5715	Edward S. Horton Nick Katsanos Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 Tel: (212) 574-1265

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2023 (together with any amendments and supplements thereto, the “Schedule TO”), by Cadeler A/S, a company incorporated under the laws of Denmark (“Cadeler” or the “Offeror”). The Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of Eneti Inc., a company incorporated under the laws of the Republic of the Marshall Islands (“Eneti”), par value $0.01 per share (“Eneti Common Stock”), validly tendered and not validly withdrawn in the offer, American Depositary Shares (“ADSs”), representing, in the aggregate, 3.409 shares of Cadeler, nominal value DKK 1 per share (the “Cadeler Shares”) with each ADS representing four (4) Cadeler Shares (the “Cadeler ADSs”), subject to payment of cash compensation with respect to any fractional Cadeler ADSs, without interest and subject to reduction for any applicable withholding taxes (such consideration, the “Transaction Consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated November 7, 2023 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

Cadeler has filed with the SEC a Registration Statement on Form F-4 dated October 31, 2023 and which became effective on November 7, 2023, relating to the offer and sale of the Cadeler Shares and a Registration Statement on Form F-6 relating to the registration of the Cadeler ADSs to be issued to holders of shares of Eneti Common Stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and restated in its entirety to read as follows:

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Companies,” “The Offer—Background for the Offer,” “The Offer—Cadeler’s Reasons for the Offer,” “The Offer—Eneti’s Reasons for the Offer,” “The Offer—Interests of Eneti and its Directors and Officers,” “Business Combination Agreement” and “Other Transaction Agreements” is incorporated into this Schedule TO by reference.

The Offeror notes that the information set out in Eneti’s Solicitation/Recommendation Statement on Schedule 14D-9 as filed on November 7, 2023 under the heading “Item 4. The Solicitation or Recommendation – Background for the Offer” is substantially identical to that set out under the heading “Background for the Offer” in the Prospectus/Offer to Exchange.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended to replace exhibits (a)(1)(B), (a)(1)(C) and (a)(1)(D) with the following exhibits:

Exhibit No.	Description
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 7, 2023
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 7, 2023

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2023

CADELER A/S

By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer